Exhibit 99(a)(5)

FOR IMMEDIATE RELEASE
Press Contact:
Lara Mahoney
Invacare Corporation
Phone: (440) 329-6393
INVACARE CORPORATION ANNOUNCES PUT OPTION NOTIFICATION FOR 4.125% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2027
ELYRIA, Ohio (December 23, 2016) - Invacare Corporation (NYSE: IVC) (the “Company”) today confirmed that holders of its 4.125% Convertible Senior Subordinated Debentures due 2027 (CUSIP No. 461203 AD3) issued February 12, 2007 (the “Debentures”) have the right to surrender their notes for repurchase by the Company. This right is pursuant to the put option under the indenture governing the Debentures dated February 12, 2007. This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, the Debentures.

The put option entitles each holder of the Debentures to require the Company to repurchase for cash all or part (in principal amounts equal to $1,000 or multiples thereof) of their Debentures on February 1, 2017 (the “Repurchase Date”) for a purchase price equal to 100% of the principal amount of the Debentures, upon the terms and subject to the conditions set forth in the indenture and the Debentures. The Repurchase Date is an interest payment date under the terms of the Debentures. Accordingly, the purchase price for Debentures surrendered for repurchase pursuant to the put option will not include accrued and unpaid interest. Pursuant to the indenture, the Company will pay, on the interest payment date, accrued and unpaid interest on all of the Debentures through January 31, 2017, to all holders who were holders of record on January 15, 2017, regardless of whether the Debentures are surrendered pursuant to the put option. As of December 23, 2016, there was $13,350,000 aggregate principal amount of the Debentures outstanding.
The opportunity to surrender Debentures for repurchase by the Company pursuant to the put option commences today and expires at 5:00 p.m., Eastern Time, on January 30, 2017, which is the second business day immediately preceding the Repurchase Date. Holders may withdraw any Debentures previously surrendered for repurchase at any time prior to 5:00 p.m., Eastern Time, on January 30, 2017. To exercise the put option, or withdraw Debentures previously surrendered, a holder must follow the procedures set forth in the put right notice that is being delivered to all registered holders of the Debentures.
None of the Company, its board of directors or employees has made, or is making, any representation or recommendation to any holder of the Debentures as to whether to exercise the put option.

Additional Information
At the Company’s request, Wells Fargo Bank, N.A., the trustee and paying agent for the Debentures, is delivering a put right notice to all registered holders of the Debentures. In addition, the Company will file the notice with a tender offer statement on Schedule TO with the Securities and Exchange Commission today. Copies of the notice and additional information relating to the procedure for the surrender of the Debentures may be obtained from Wells Fargo Bank, N.A. at the following address:
Wells Fargo Bank, N.A.
Corporate Trust Operations
MAC N9300-070
600 South Fourth Street
Minneapolis, MN 55402
Facsimile: (612) 667-6282
Telephone: (800) 344-5128
About Invacare Corporation
Invacare Corporation (NYSE:IVC), headquartered in Elyria, Ohio, is a global leader in the manufacture and distribution of innovative home and long-term care medical products that promote recovery and active lifestyles. The Company has 4,600 associates and markets its products in approximately 100 countries around the world.